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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                 SCHEDULE 14D-1

                       TENDER OFFER STATEMENT PURSUANT TO

            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                              TIVOLI SYSTEMS INC.
                           (Name of Subject Company)

                            TOPAZ ACQUISITION CORP.

                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                                   (Bidders)

                              -------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                              -------------------

                                   888722105
                     (CUSIP Number of Class of Securities)

                              -------------------
                          LAWRENCE R. RICCIARDI, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                                OLD ORCHARD ROAD
                             ARMONK, NEW YORK 10504
                                 (914) 765-1900

          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                              -------------------
                                    COPY TO:
                             ROBERT L. SEELIG, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1860
                              -------------------

                                JANUARY 30, 1996

        (Date of Event Which Requires Filing Statement on Schedule 13D)

                              -------------------

                           CALCULATION OF FILING FEE


              TRANSACTION VALUATION*                AMOUNT OF FILING FEE

$816,371,575.......................................       $163,275


  * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 17,186,770 shares of Common Stock, par value $0.01 per share. Such number of shares represents all the shares outstanding as of December 31, 1995, plus the number of shares issuable upon the exercise of all options and warrants.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:      N/A        Filing Party:    N/A
Form or Registration No.:    N/A        Date Filed:      N/A

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                               Page 1 of 8 pages
                            Exhibit Index on page 8

                                 14D-1 AND 13D

 CUSIP
NO. 888722105                                             PAGE 2 OF 8 PAGES

   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         TOPAZ ACQUISITION CORP. (13-3868901)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /

                                                                       (b) / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         AF

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)                                    / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE

   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         530,441

   8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES   / /

   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         APPROXIMATELY 3.6% OF THE SHARES OUTSTANDING AS OF

         JANUARY 26, 1996*

  10     TYPE OF REPORTING PERSON

         CO


* See footnote on following page.

                               Page 2 of 8 Pages
                            Exhibit Index on Page 8

                                 14D-1 AND 13D

 CUSIP
NO. 888722105                                                  PAGE 3 OF 8 PAGES


   1     NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         INTERNATIONAL BUSINESS MACHINES CORPORATION (13-0871985)

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) / /

                                                                        (b) / /
   3     SEC USE ONLY

   4     SOURCE OF FUNDS

         WC

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                            / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK

   7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         530,441

   8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES   / /

   9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         APPROXIMATELY 3.6% OF THE SHARES OUTSTANDING AS OF

         JANUARY 26, 1996*

  10     TYPE OF REPORTING PERSON

         CO

* On January 30, 1996, International Business Machines Corporation ("IBM") and Topaz Acquisition Corp. (the "Purchaser") entered into a Stockholder Agreement (the "Stockholder Agreement") with all directors and executive officers of the Company (collectively, the "Selling Stockholders"), pursuant to which the Selling Stockholders have agreed to sell to Purchaser at a price of $47.50 per share of Common Stock, par value $0.01 per share (the "Shares"), or such higher price per Share as may be offered by the Purchaser in the Offer, all Shares owned by them. The Selling Stockholders also have unconditionally agreed to tender into the Offer, and not to withdraw therefrom, their Shares. In addition, each Selling Stockholder has granted an irrevocable proxy with respect to the Shares subject to the Stockholder Agreement to IBM to vote such Shares under certain circumstances. The Purchaser's right to purchase and vote the Shares subject to the Stockholder Agreement is reflected in Rows 7 and 9 of each of the tables above. The Stockholder Agreement is described more fully in Section 12 of the Offer to Purchase dated February 2, 1996 (the "Offer to Purchase").

                               Page 3 of 8 Pages
                            Exhibit Index on Page 8

    This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and IBM of beneficial ownership of the Shares subject to the Stockholder Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Tivoli Systems Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 9442 Capital of Texas Highway North, Arboretum Plaza One, Suite 500, Austin, TX 78759.

    (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $47.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in "Introduction" of the Offer to Purchase and is incorporated herein by reference.

    (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of the Shares for each quarterly period since the Shares were first publicly traded is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and IBM, a New York corporation. The Purchaser is a wholly owned subsidiary of IBM. Information concerning the principal business and the address of the principal offices of the Purchaser and IBM is set forth in Section 9 ("Certain Information Concerning the Purchaser and IBM") of the Offer to Purchase and is incorporated herein by reference.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and IBM") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

                               Page 4 of 8 Pages
                            Exhibit Index on Page 8

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)--(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and IBM") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and IBM"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9 ("Certain Information Concerning the Purchaser and IBM") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; The Stockholder Agreement; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

    (e) None.

                               Page 5 of 8 Pages
                            Exhibit Index on Page 8

    (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of January 30, 1996, among the Purchaser, IBM and the Company, and the Stockholder Agreement dated as of January 30, 1996, among the Purchaser, IBM and all directors and executive officers, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and (c)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)       Offer to Purchase.

     (a)(2)       Letter of Transmittal.

     (a)(3)       Notice of Guaranteed Delivery.

     (a)(4)       Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(5)       Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
                  Other Nominees.

     (a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute
                  Form W-9.

     (a)(7)       Form of Summary Advertisement dated February 2, 1996.

     (a)(8)       Text of Press Release dated January 31, 1996, issued by the Company and IBM.

     (a)(9)       Other material made available on IBM's WorldWideWeb (Internet) home page
                  (URL=http://www.ibm.com) on January 31, 1996, including a "Dear Software
                  Colleague" letter.

     (b)          Credit Agreement, dated as of December 22, 1993, as amended as of March 1,
                  1995, among IBM, Chemical Bank, as Administrative Agent, and the syndicate of lenders party thereto.

     (c)(1)       Agreement and Plan of Merger dated as of January 30, 1996, among the
                  Purchaser, IBM and the Company.

     (c)(2)       Stockholder Agreement dated as of January 30, 1996, among the Purchaser, IBM and all directors and executive officers of the Company.

     (d)          None.

     (e)          Not applicable.

     (f)          None.

                               Page 6 of 8 Pages
                            Exhibit Index on Page 8

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 1996

                                          TOPAZ ACQUISITION CORP.,

                                          By  /s/ LEE A. DAYTON
                                             ...................................
                                             Name: Lee A. Dayton
                                             Title: President

                                          INTERNATIONAL BUSINESS MACHINES
                                          CORPORATION,

                                          By  /s/ JOHN E. HICKEY
                                             ...................................
                                             Name: John E. Hickey
                                             Title: Vice President, Assistant
                                             General Counsel and Secretary

                               Page 7 of 8 Pages
                            Exhibit Index on Page 8

                                 EXHIBIT INDEX


EXHIBIT                                                                                PAGE
NUMBER                                  EXHIBIT NAME                                  NUMBER
-------  --------------------------------------------------------------------------   ------
(a)(1)   Offer to Purchase.........................................................

(a)(2)   Letter of Transmittal.....................................................

(a)(3)   Notice of Guaranteed Delivery.............................................

(a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.....

(a)(5)   Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
         Other Nominees............................................................

(a)(6)   Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.......................................................

(a)(7)   Form of Summary Advertisement dated February 2, 1996......................

(a)(8)   Text of Press Release dated January 31, 1996, issued by the Company and
         IBM.......................................................................

(a)(9)   Other material made available on IBM's WorldWideWeb (Internet) home page
         (URL=http://www.ibm.com) on January 31, 1996, including a "Dear Software
         Colleague" letter.........................................................

(b)      Credit Agreement, dated as of December 22, 1993, as amended as of March 1,
         1995, among IBM, Chemical Bank, as Administrative Agent, and the syndicate of lenders party thereto..................................................

(c)(1)   Agreement and Plan of Merger dated as of January 30, 1996, among the
         Purchaser, IBM and the Company............................................

(c)(2)   Stockholder Agreement dated as of January 30, 1996, among the Purchaser,
         IBM and all directors and executive officers of the Company...............

(d)      None......................................................................

(e)      Not applicable............................................................

(f)      None......................................................................

                               Page 8 of 8 Pages
                            Exhibit Index on Page 8